Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Independent Registered Public Accounting Firm” in Amendment No. 1 to the Registration Statement (Form S-4 No. 333-129198) and related Prospectus of Grant Prideco, Inc. for the registration of $200,000,000 of its 6 1/8% Senior Notes due 2015, Series B, and to the incorporation by reference therein of our reports dated March 29, 2005, with respect to the consolidated financial statements and schedule of Grant Prideco, Inc., Grant Prideco, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Grant Prideco, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2004, filed with the Securities and Exchange Commission.
Ernst & Young LLP
Houston, Texas
January 13, 2006